UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 25)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

A. Schulman, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

808194104

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

July 24, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 15 Pages)

SCHEDULE 13D
CUSIP No. 808194104	Page 2 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	645,724
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	645,724
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,724

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 808194104	Page 3 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	645,724
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	645,724
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,724

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.48%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 808194104	Page 4 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	484,713
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	484,713
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,713

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.86%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 808194104	Page 5 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	484,713
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	484,713
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
484,713

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.86%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 808194104	Page 6 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	153,136
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	153,136
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,136

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 808194104	Page 7 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	153,136
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	153,136
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
153,136

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 808194104	Page 8 of 15 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,283,573
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,283,573
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,283,573

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.92%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 808194104	Page 9 of 15 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,283,573
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,283,573
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,283,573

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.92%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 808194104	Page 10 of 15 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,290,573 (See Item 5)
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,283,573 (See Item 5)
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,290,573 (See Item 5)

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.95% (See Item 5)

14)	TYPE OF REPORTING PERSON
IN

Page 11 of 15 Pages

This Amendment No. 25 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2005, as amended by that certain Amendment No. 1 filed with the SEC on July 1, 2005, that certain Amendment No. 2 filed with the SEC on August 3, 2005, that certain Amendment No. 3 filed with the SEC on August 25, 2005, that certain Amendment No. 4 filed with the SEC on September 8, 2005, that certain Amendment No. 5 filed with the SEC on September 13, 2005, that certain Amendment No. 6 filed with the SEC on September 28, 2005, that certain Amendment No. 7 filed with the SEC on October 11, 2005, that certain Amendment No. 8 filed with the SEC on October 25, 2006, that certain Amendment No. 9 filed with the SEC on May 30, 2006, that certain Amendment No. 10 filed with the SEC on June 1, 2006, that certain Amendment No. 11 filed with the SEC on September 28, 2006, that certain Amendment No. 12 filed with the SEC on October 10, 2006, that certain Amendment No. 13 filed with the SEC on October 12, 2006, that certain Amendment No. 14 filed with the SEC on October 26, 2006, that certain Amendment No. 15 filed with the SEC on November 7, 2006, that certain Amendment No. 16 filed with the SEC on April 4, 2007,  that certain Amendment No. 17 filed with the SEC on August 13, 2007, that certain Amendment No. 18 filed with the SEC on October 9, 2007, that certain Amendment No. 19 filed with the SEC on October 29, 2007, that certain Amendment No. 20 filed with the SEC on November 19, 2007, that certain Amendment No. 21 filed with the SEC on May 29, 2008, that certain Amendment No. 22 filed with the SEC on September 15, 2008, that certain Amendment No. 23 filed with the SEC on January 7, 2009 and that certain Amendment No. 24 filed with the SEC on April 28, 2009 (collectively, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of A. Schulman, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 2.

Identity and Background.

The second paragraph of Item 2 (a) – (c) of the Statement is hereby amended and restated as follows:

As of July 28, 2009, the Reporting Entities are the beneficial owners of, in the aggregate, 1,290,573 shares of Common Stock, representing approximately 4.95% of the shares of Common Stock presently outstanding.

Schedule I of the Statement is hereby amended and restated as set forth on Schedule I attached hereto.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On July 24, 2009, Barington Companies Offshore Fund, Ltd. made a distribution of 13,743 shares of Common Stock to certain former redeeming investors.  The distribution represented the holdback amount associated with the redemption proceeds previously paid to such investors, which is retained pending the completion of the year-end audit of the fund.

Item 5.

Interest in Securities of the Issuer.

Items 5(a), (b) and (e) of the Statement are hereby amended and restated as follows:

(a)

As of July 28, 2009, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 645,724 shares of Common Stock, representing approximately 2.48% of the shares of Common Stock presently outstanding based upon the 26,068,463 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2009 in its Form 10-Q filed with the Securities and Exchange Commission on July 2, 2009 (the “Issued and Outstanding Shares”).

As of July 28, 2009, Barington Investments, L.P. beneficially owns 484,713 shares of Common Stock, representing approximately 1.86% of the Issued and Outstanding Shares.  As of July 28, 2009, Barington Companies Offshore Fund, Ltd. beneficially owns 153,136 shares of Common Stock, representing approximately 0.59% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 645,724 shares of Common Stock beneficially

Page 12 of 15 Pages

owned by Barington Companies Equity Partners, L.P., representing approximately 2.48% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 484,713 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 1.86% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 153,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 0.59% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 645,724 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 484,713 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 153,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,283,573 shares, representing approximately 4.92% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 645,724 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 484,713 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 153,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,283,573 shares of Common Stock, representing approximately 4.92% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 645,724 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 484,713 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 153,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,283,573 shares of Common Stock.  Mr. Mitarotonda, who is a director of the Company, also beneficially owns 2,000 shares of restricted Common Stock granted to him under the Company’s 2002 Equity Incentive Plan and 5,000 shares of restricted Common Stock granted to him under the Company’s 2006 Equity Incentive Plan.  As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 1,290,573 shares of Common Stock, representing approximately 4.95% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 645,724 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 484,713 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 153,136 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda has sole voting power, but not dispositive power, with respect to the 7,000 shares of restricted Common Stock beneficially owned by him.  Other than with respect to the 7,000 shares of restricted Common Stock owned by him, Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)

Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Mr. Mitarotonda has sole voting power, but not dispositive power, over the 7,000 shares of restricted Common Stock beneficially owned by him.

Each of the Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

 (e)

As of the close of business on July 24, 2008, the Reporting Entities cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

 Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 29, 2009

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS,

LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

Page 14 of 15 Pages

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:  LNA Capital Corp., its general

  partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

Page 15 of 15 Pages

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive Officer	888 Seventh Avenue
President, Treasurer and Director	of Barington Capital Group, L.P.	17th Floor
New York, NY 10019

Sebastian E. Cassetta	Chief Operating Officer and Managing	One Thorndal Circle
Director	Member of Singer Partners, LLC	Darien, CT 06824

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Citigroup Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019